UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes    No  ☒

Ángel Cano, BBVA’s President & Chief Operating Officer Madrid, February 1st 2013 2012 Results

2012 Results  / February 1
st
, 2013
Disclaimer
This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications.
This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities
Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and estimates.
This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.
Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing
Restrictions.

Risks under control

Earnings
Risks
Liquidity
Solvency

Continuous improvement in funding structure

Core capital ratios improved and dividend maintained

3

3 2012 Highlights 3 2012 Results / February 1 st , 2013 Generated revenue offsets provisioning Strong fundamentals

BBVA

Operating income

€11.7bn

(+13.3% YoY)

Risks under control

Earnings

Risks

Strong fundamentals

Liquidity

Solvency

Continuous improvement in funding structure

Core capital ratios improved and dividend maintained

2012 Highlights 4 2012 Results / February 1 st , 2013

BBVA

Earnings
Risks
Strong fundamentals
Liquidity
Solvency

Continuous improvement in funding structure

Core capital ratios improved and dividend maintained

2012 Highlights 5 2012 Results / February 1 st , 2013 Risks under control Operating income €11.7bn (+13.3% YoY)

Operating income
€11.7bn
(+13.3% YoY)

BBVA NPAs vs peer average
5.1% vs 6.0%

Earnings

Risks

Strong fundamentals

Liquidity

Solvency

Continuous improvement in funding structure

Core capital ratios improved and dividend maintained

6 2012 Highlights 2012 Results / February 1 st , 2013 Note: peer group: includes BARCL, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI Peer group data last available date

BBVA

Operating income
€11.7bn
(+13.3% YoY)

BBVA NPAs vs peer average
5.1% vs 6.0%

Earnings
Risks
Strong fundamentals
Liquidity
Solvency

Continuous improvement in funding structure

Core capital ratios improved and dividend maintained

2012 Highlights 7 2012 Results / February 1 st , 2013

BBVA

Operating income

€11.7bn

(+13.3% YoY)

BBVA NPAs vs peer average

5.1% vs 6.0%

Earnings

Risks

Strong fundamentals

Liquidity

Solvency

Continuous improvement in funding structure

Core Capital - Basel 2.5

+45bp (YoY)

Cash dividend

€1.3bn

2012 Highlights 8 2012 Results / February 1 st , 2013

BBVA

Operating income

€11.7bn

(+13.3% YoY)

BBVA NPAs vs peer average

5.1% vs 6.0%

Earnings
Risks
Strong fundamentals
Liquidity
Solvency

Continuous improvement in funding structure

Core Capital - Basel 2.5

+45bp (YoY)

Cash dividend

€1.3bn

2012 Highlights 9 2012 Results / February 1 st , 2013

BBVA

Operating income
€11.7bn
(+13.3% YoY)

BBVA NPAs vs peer average
5.1% vs 6.0%

Earnings
Risks
Strong fundamentals
Liquidity
Solvency

Liquidity gap narrows
€23bn
(euro balance sheet)

Core Capital - Basel 2.5
+45bp (YoY)

Cash dividend
€1.3bn

2012 Highlights 10 2012 Results / February 1 st , 2013

2012 Results / February 1
st
, 2013
2012 Highlights
Strong
fundamentals
BBVA NPAs vs peer average
5.1% vs 6.0%
Cash dividend
€1.3bn
Core Capital - Basel 2.5
+45bp  (YoY)
Liquidity gap narrows
€23bn
(euro balance sheet)
Implementing our strategy
Operating income
€11.7bn
(+13.3% YoY)

2012 Results / February 1
st
, 2013
13,152
15,122
2011 2012
3,482
3,594
3,741
3,877
3,910
4Q11 1Q12 2Q12 3Q12 4Q12
Net interest income
Quarter by quarter
€m
+15.0%
Net interest income
€m
+12.3%
Earnings:
highly positive trend of net interest
income during the year . . .
Balanced growth in all regions

2012 Results / February 1
st
, 2013
. . . reflected in gross income . . .
5,368 5,265 5,806 5,512 5,858
Gross
income
NTI +
div.
Net fee income: +8.0% YoY
Recurring gross income
Quarter by quarter
€m
+9.7%
+12.8
%
Gross income: +12.1%
(YoY)
Recurring gross income
€m
4,734
4,899
5,034
5,157
5,195
633
367
772
355
663
4Q11 1Q12 2Q12 3Q12 4Q12
17,984
20,284
2,043
2,157
2011 2012

2012 Results / February 1
st
, 2013
Gross income
BBVA vs peer group; 9M12
(YoY, %)
. . . and sets us apart . . .
-33.4
-27.1
-17.3
-16.4
-16.4
-16.3
-13.7
-8.5
-8.4
-8.1
-3.1
2.0
3.7
6.9
13.6
Peer 14
Peer 13
Peer 12
Peer 11
Peer 10
Peer 9
Peer 8
Peer 7
Peer 6
Peer 5
Peer 4
Peer 3
Peer 2
Peer 1
BBVA
1.0
1.3
1.5
1.5
1.6
1.9
1.9
2.0
2.0
2.4
2.5
2.7
2.8
3.5
3.7
Peer 14
Peer 13
Peer 12
Peer 11
Peer 10
Peer 9
Peer 8
Peer 7
Peer 6
Peer 5
Peer 4
Peer 3
Peer 2
Peer 1
BBVA
Gross income / ATAs
BBVA vs peer group; 9M12
(%)
Note: peer group: includes BARCL, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI
Superior profitable growth
Growth
Profitability

2012 Results / February 1
st
, 2013
. . . thanks to adequate diversification across
emerging and developed markets . . .
Spain
Rest of Europe
Mexico
South
America
Turkey
Asia
USA
Note: excludes corporate activities. YoY variation in constant €
44%
Chg in
year
Weight
+2.8%
56%
Chg in
year
Weight
+14.4%
Presence in under-banked countries with high growth potential
Gross income breakdown
12M12
(%)
Emerging
Developed

2012 Results / February 1
st
, 2013
12.1
10.8
4.9
2.8
3.0
5.1
-0.1
Gross income Total costs Change in
perimeter
FX effect Emerging Developed Inflation
. . .  combined with suitable cost management
tailored for the needs of each region . . .
Costs are growing slower than gross income
Gross income vs costs
Year-on-year change
(%)
Considerable
investment in
expansion plans
Costs contained
Emerging
Developed

2012 Results / February 1
st
, 2013
. . . means we remain one of the top banks in
efficiency with high recurring operating income . . .
Cost / Income
BBVA vs peer group; 9M12
(%)
Operating
income
10,290 11,655
Recurring operating income
Quarter by quarter
€m
92.6
89.8
84.8
79.7
77.5
69.6
68.0
67.8
66.7
65.7
62.1
59.3
58.4
49.7
47.8
45.4
Peer 14
Peer 13
Peer 12
Peer 11
Peer 10
Peer 9
Peer 8
Average
Peer 7
Peer 6
Peer 5
Peer 4
Peer 3
Peer 2
BBVA
Peer 1
Note: Peer Group: includes BARCL, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI
+15.2
%
NTI +
div.
8,247
9,498
2,043
2,157
2011 2012

2012 Results / February 1
st
, 2013
. . . that can support the year’s provisioning
without difficulty
Operating income / loan-loss and real-
estate provisioning
(times)
Including real-estate-
related impacts
Loan-loss and real-estate provisioning
€m
Real-estate-
related impacts
Provisioning for impairment of the real-estate portfolio also meets regulatory requirements
2.4
2.4
2.3
2.2
2.1
1.2
2010 2011 2012
4,766
4,242
5,081
380
700
4,437
5,146
4,942
9,518
2010 2011 2012

2012 Results / February 1
st
, 2013
-9.5
BBVA Group
Accum.
Change
12M12 / 12M11
12M12 Abs. %
Net interest income 15,122 + 1,970 15.0
22,441 + 2,414 12.1 Gross income
Provisions related to real estate -4,437 - 3,737 n.a.
Operating income
MA
11,655 + 1,365
1,659 - 1,787 -51.9
Rest of provisions
13.3
-5,559 + 585
Income before tax
Net attributable profit 1,676 - 1,328 -44.2
In summary: a solid income statement
€m
Note: pension business included in earnings on discontinued operations

2012 Results / February 1
st
, 2013
NPA ratio
Risk:
risk management
NPAs
€bn
NPA & coverage ratios
(%)
15.9 16.1
16.5
20.1
20.6
Dec.11 Mar.12 Jun.12 Sep.12 Dec.12
€3.1bn for Unnim
with 71% coverage
Coverage ratio
Cost of
Risk
(YTD)
1.2% 1.2% 1.8% 1.9% 2.2%
In line with expectations
61
60
66
69
72
4.0
4.0 4.0
4.8
5.1
Dec.11 Mar.12 Jun.12 Sep. 12 Dec. 12

Capital:
solid position and the ability to generate
more
Core capital ratio (Basel 2.5)
(%)
Generation of capital
Compliance with capital
requirements
Without selling strategic assets
Absorption of real-estate-related
losses and Unnim’s incorporation
in Spain
All without reducing dividends
10.3
10.8
Dec. 11 Dec.12
+45 bp
2012 Results / February 1
st
, 2013

2012 Results  / February 1
st
, 2013
Liquidity:
excellent balance sheet management
in a complex environment
Active in issues in 2012: €14bn
1
2
Liquidity gap narrows: €23bn euro balance sheet for year
3
2013 issues: €3bn
LTRO reduced by 2/3 of first auction
Note: total 2012 issues do not include €1.0bn issued by Garanti

2012 Results  / February 1
st
, 2013
56%
Emerging econ.
Amounting to solid fundamentals . . .
Recurring gross
income
Strong earnings Solid structure
Diversified
revenues
Recurring
operating income
Provisioning
+12.8%
YoY
+15.2%
YoY
€10bn
Capital
5.1%
72%
Liquidity
Total issues:
€14bn
€ liquidity gap narrows:
€23bn
Risk
>9%
EBA ratio
NPA ratio Coverage ratio
10.8%
Basel 2.5
Dividend policy maintained
~
~

24 Business areas

2012 Results  / February 1
st
, 2013
Note: OSR market share of retail activity: households and non-financial companies
Deposits market share includes commercial paper
Spain:
the strong franchise helps us outperform
Customer spread
(%)
Market share – lending and deposits
Nov.12 - Nov.11 change
(bp)
Gains in market share . . .
. . . with wider customer
spreads
182
113
Deposits
Loans
1.88
1.93
2011 2012
+5bp

2012 Results  / February 1
st
, 2013
Spain:
containment of costs, which grew slower
than revenue
Gross income vs costs
€m
Operating income
€m
. . . strengthening operating income and improvement in
efficiency (-3 pp)
+12.0%
+1.1%
Excl. Unnim:
-3.3%
+7.2%
Costs
Gross income
6,328
6,784
2,787
2011 2012
2,818
3,541
3,967
2011 2012

2012 Results  / February 1
st
, 2013
44
43
50
59
67
4.8
4.9
5.1
6.5
6.9
Dec.11 Mar.12 Jun.12 Sep. 12 Dec.12
Spain:
NPAs are developing in line with
expectations
NPA & coverage ratios
(%)
Coverage ratio
NPA ratio
… although better than the system average
(difference of -403bp)
4.8
6.9
0.6
0.7
0.8
Dec.11 Activity NPAs Change in
perimeter
Dec.12
NPA ratio
Breakdown
(%)
Note: market share vs OSR system as of november 2012

2012 Results  / February 1
st
, 2013
Spain
Accum.
Change
12M12 / 12M11
12M12 Abs. %
Net interest income 4,836 + 445 10.1
Gross income 6,784 + 457 7.2
Operating income
M
3,967 + 426 12.0
Income before tax ex provisions related to real estate
R
1,699 - 382 -18.4
Net attributable profit ex provisions related to real estate
R
1,211 - 269 -18.2
Net attributable profit
R
-1,267 - 2,619 n.s.
Spain:
income statement
€m

2012 Results  / February 1
st
, 2013
EurAsia:
an area of growth and positive
contribution
Eurasia’s contribution to Group’s gross income
Turkey
Asia
Other Europe
Growing contribution
Buoyant retail business
Deleveraging of wholesale
business
Highlights
Turkey as the growth driver of the area
+85.0% +12.7%
1,060
1,961
2,210
2010 2011 2012
28%
42%
30%
30%
34%
36%
40%
60%

2012 Results  / February 1
st
, 2013
EurAsia
12M12 / 12M11
12M12 Abs. %
Change
Accum.
Net interest income 847 + 44 5.5
+ 249 12.7
1,432 + 119 9.0
Gross income
Operating income
MA
2,210
Income before tax
RE
1,054
Net attributable profit
RE
950 - 81 -7.8
- 122 -10.4
EurAsia:
income statement
€m

2012 Results / February 1
st
, 2013
Mexico:
leading franchise with solid indicators
Lending
+9.7%
+8.4%
Customer
funds
Business activity
YoY, average balances
Net interest income
Constant €m
Operating income
Constant €m
+7.8% +3.6%
Recurring gross income
Constant €m
Gross income: +5.8%
Net fee income: +4.0%
3,863
4,164
2011 2012
5,125
5,526
2011 2012
3,463
3,586
2011 2012
+7.8%

2012 Results / February 1
st
, 2013
3.5 3.5
3.4
3.5 3.5
12M11 3M12 6M12 9M12 12M12
Mexico:
risk indicators are stable
NPA ratio
Coverage ratio
NPA & coverage ratios
(%)
Cost of risk, YTD
(%)
3.7
3.8
4.0
4.1 3.8
120
116
111
107
114
Dec.11 Mar.12 Jun.12 Sep.12 Dec.12

2012 Results / February 1
st
, 2013
Mexico:
income statement
Constant €m
Mexico
Change
12M12 / 12M11
12M12 Abs. %
Accum.
Net interest income 4,164 + 302 7.8
Gross income 5,758 + 315
MA
3,586 Operating income
1.4
+ 124 3.6
5.8
Income before tax
RE
2,225 + 30
+ 71 4.0 Net attributable profit
RE
1,821

2012 Results / February 1
st
, 2013
South America:
buoyant business that is
reflected by income
Lending
+17.9% +27.0%
On-balance-
sheet customer
funds
Business activity
YoY, average balances
NII and gross income
Constant €m
Operating income
Constant €m
Net interest income
Gross income
4,411
5,363
3,415
4,291
2011 2012
+25.6%
+21.6%
+26.8%
2,394
3,035
2011 2012

2012 Results / February 1
st
, 2013
45.7
43.4
2011 2012
South America:
improvement in efficiency and
stable risk indicators
NPA & coverage ratios
(%)
Sustainable growth
Cost / income
Constant €m; (%)
-2.3 pp
NPA ratio
Coverage ratio
2.2
2.3 2.3
2.2
2.1
146
141
139
142
146
Dec.11 Mar.12 Jun.12 Sep.12 Dec.12

2012 Results / February 1
st
, 2013
South America:
income statement
Constant €m
South America
Change
12M12 / 12M11
12M12 Abs. %
Accum.
Net interest income 4,291 + 876 25.6
Gross income 5,363 + 952
MA
3,035 Operating income
23.7
+ 641 26.8
21.6
Income before tax
RE
2,240 + 429
+ 257 23.6 Net attributable profit
RE
1,347

2012 Results / February 1
st
, 2013
1,764
1,682
2011 2012
2,499
2,395
2011 2012
888
812
2011 2012
United States:
selective growth of lending and
improvement in mix
Lending
+10.3%
+11.5%
Customer
funds
Compass business activity
YoY, average balances
Net interest income
Constant €m
Operating income
Constant €m
-8.6%
LB: +6.3% LB: +14.1%
-4.7%
-4.2%
LB: +6.9%
Gross income
Constant €m

2012 Results / February 1
st
, 2013
375
92
2011 2012
United States:
good asset quality
Loan-loss provisions
Constant €m
-75.4%
NPA & coverage ratios
(%)
Coverage ratio
NPA ratio
Cost of
Risk
(YTD)
0.9 0.2
73
75
82
94
90
3.5
3.2
2.8
2.4
2,4
Dec.11 Mar.12 Jun.12 Sep.12 Dec.12

2012 Results / February 1
st
, 2013
United States:
a business transformation
reflected by earnings
Net attributable profit
Constant €m
340
475
2011 2012
+39.6%
Note: Dec 2011 excludes goodwill impairment
Selective growth of portfolio
Stable income in low-interest rate
environment
Technology projects to improve
business
Solid liquidity position
Cost discipline
Highlights

2012 Results  / February 1
st
, 2013
United States:
income statement
Constant €m
12M12 / 12M11
%
U.S.A.
12M12 Abs.
Accum.
Change
Net interest income 1,682 - 82 -4.7
Gross income 2,395 - 104 -4.2
MA
812 Operating income
n.s.
- 76 -8.6
Income before tax
RE
667 + 1,779
+ 1,229 n.s. Net attributable profit
RE
475

2012 Results  / February 1
st
, 2013
Lending
YoY (%)
14
86
2012
CIB:
diversified business and a solid customer
franchise
Solid customer
franchise
Gross income breakdown
(%)
Customer
franchise
Trading
Selective
deleveraging
32%
14%
18%
11%
25%
Balanced
diversification
Gross income by region
12M12 (%)
Spain
South
America
USA
Mexico
Eurasia
Developed
-16.2%

2012 Results  / February 1
st
, 2013
Corporate & Investment Banking
Accum.
Change
12M12 / 12M11
12M12 Abs. %
Gross income 2,767 + 234 9.2
+ 85 5.4
Operating income
MA
1,878 + 203 12.1
Income before tax
RE
1,655
- 1 -0.1 Net attributable profit
RE
1,049
CIB:
income statement
Constant €m

2012 Results  / February 1
st
, 2013
Outlook / priorities 2013
Focus on profitability: new phase of EPS growth
•Maintain dynamism
•Investment to capitalize on growth
Emerging
•Decrease in cost of risk
•Main focus on profitability
Developed
•Close sale of Latin-American pension business
•Take advantage of opportunities to strengthen core
business
Strategy

2012 Results Ángel Cano, BBVA’s President & Chief Operating Officer Madrid, February 1st 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2013	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer